NO ACT

PE
1-8-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005107

DIVISION OF
CORPORATION FINANCE

February 13, 2015

Edward C. Wetmore
Amphenol Corporation
ewetmore@amphenol.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-13-15

Re: Amphenol Corporation
Incoming letter dated January 8, 2015

Dear Mr. Wetmore:

This is in response to your letter dated January 8, 2015 concerning the shareholder proposal submitted to Amphenol by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 13, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amphenol Corporation
Incoming letter dated January 8, 2015

The proposal relates to written consent by shareholders.

There appears to be some basis for your view that Amphenol may exclude the proposal under rule 14a-8(e)(2) because Amphenol received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Amphenol omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Amphenol

Amphenol Corporation

World Headquarters
358 Hall Avenue
P.O. Box 5030
Wallingford, CT 06492
Telephone (203) 265-8900

January 8, 2015

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Amphenol Corporation Stockholder Proposal from John Chevedden**

Ladies and Gentlemen:

Amphenol Corporation (the "***Company***"), hereby files with the staff of the Division of Corporation Finance (the "***Staff***") the Company's reasons for excluding from its proxy statement for the Company's 2015 annual meeting of stockholders (the "***Proxy Materials***") a stockholder proposal (the "***Proposal***") and related supporting statement submitted by Mr. John Chevedden ("***Chevedden***").

The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "***Commission***") if the Company excludes the Proposal pursuant to Rule 14a-8(e), because it was received at the Company's principal executive offices on January 1, 2015, three days after the December 29, 2014 deadline for submitting stockholder proposals.

By copy of this letter, we are advising Chevedden of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal, and (ii) Chevedden's fax submitting the Proposal.

I. Basis for Exclusion

The Company respectfully requests that the Staff concur with its view that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(e) because the Company did not receive the Proposal at its principal executive offices before the deadline for submitting stockholder proposals to the Company.

Under Rule 14a-8(e)(1), a stockholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's principal executive offices by the deadline set forth in the prior year's proxy statement. Pursuant to Rule 14a-8(e)(2), the deadline is calculated as not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting.

The deadline for submission of stockholder proposals for the Company's 2015 annual meeting of stockholders pursuant to Rule 14a-8 was set forth on pages vi and 56 of the Company's proxy statement (attached hereto as Exhibit A), filed with the SEC and mailed to stockholders on April 28, 2014. As shown on pages vi and 56, the proxy statement clearly stated that such proposals must be received by the Company no later than the close of business on December 29, 2014.

The December 29, 2014 deadline was calculated in accordance with Rule 14a-8(e)(2), as it is 120 days before April 28, 2015, the anniversary of the release date of the Company's proxy statement in connection with the 2014 annual meeting of stockholders. Rule 14a-8(e)(2) provides that the 120 calendar day deadline does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. That is not applicable here, as the Company intends to hold its 2015 annual meeting of stockholders on May 20, 2015, which is within 30 days of May 21, 2015, the anniversary of the 2014 annual meeting of stockholders.

Rule 14a-8(f)(1) permits a company to exclude a stockholder proposal that does not comply with the rule's procedural requirements, including if a proponent "fail[s] to submit a proposal by the company's properly determined deadline." The Company received the Proposal via fax at its principal executive offices on January 1, 2015, three days after the December 29, 2014 deadline. This is clearly evidenced by the timestamp on the fax (attached hereto as Exhibit B), which includes Chevedden's fax number and indicates that the fax was received on January 1, 2015. Accordingly, the Proposal was not timely submitted.

The Staff has on numerous occasions strictly construed the Rule 14a-8 deadline, permitting companies to exclude from proxy materials those stockholder proposals received at companies' principal executive offices after the submission deadline. See, *e.g.*, Applied Materials, Inc. (avail. Nov. 20, 2014) (concurring with the exclusion of a proposal received one day after the submission deadline); BioMarin Pharmaceutical Inc. (avail. Mar. 14, 2014) (concurring with the exclusion of a proposal received five days after the submission deadline); PepsiCo, Inc. (avail. Jan. 3, 2014) (concurring with the exclusion of a proposal received three days after the submission deadline); General Electric Company (avail. Jan. 24, 2013) (concurring with the exclusion of a proposal received one day after the submission deadline); Johnson & Johnson (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); Tootsie Roll Industries, Inc. (avail. Jan. 14, 2008) (concurring with the exclusion of a proposal when it was received two days after the submission deadline, which fell on a Saturday); Smithfield Foods, Inc. (avail. June 4, 2007) (concurring with the exclusion of a proposal received one day after the submission deadline). Accordingly, similar to the precedent letters cited above, the Proposal is excludable because it was received at the Company's principal executive offices after the deadline for submitting stockholder proposals.

The Company therefore requests that the Staff concur that the Proposal may properly be excluded from the Proxy Materials because it was not received at the Company's principal executive offices within the timeframe required under Rule 14a-8(e).

II. Conclusion

Based upon the foregoing analysis, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(e) because the Proposal was received at the Company's principal executive offices after the deadline for submitting stockholder proposals.

* * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that Chevedden copy the undersigned on any response he may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Brian Miller of Latham & Watkins LLP at 202-637-2332 to discuss any questions you may have regarding this matter.

Sincerely,



Edward C. Wetmore
Vice President, Secretary and
General Counsel

Enclosures

cc: John Chevedden

DC\3656727.3

Exhibit A

Pages vi & 56 of the Company's 2014 Proxy Statement

Investor Outreach

Amphenol has continued to engage with key stockholders to discuss, among other items, governance issues to ensure that management and the Board understand and address issues that are important to the Company's stockholders. Through these engagements the Company has obtained valuable feedback. Partly in response to this feedback, in April 2014 the Board adopted amendments to the Company's By-Laws that, among other things, lowered the threshold of the Company's voting power required to call special meetings of stockholders from 50% to 25%, subject to certain limitations as described in greater detail beginning on page 55.

The Company has also continued to engage key stockholders to discuss other important topics, such as compensation practices and programs.

Other Company Proposals

1. *Ratification of selection of Deloitte & Touche as independent accountants.* As a matter of good governance, the Board is asking stockholders to ratify the selection of Deloitte & Touche LLP as the Company's independent accountants for 2014.

2. *Ratification and approval of The 2014 Amphenol Executive Incentive Plan.* The Board intends, to the extent practicable, to preserve deductibility of compensation paid to the Company's named executive officers while maintaining compensation programs that effectively attract, motivate and retain exceptional executives in a highly competitive environment. Section 162(m) of the Internal Revenue Code provides that public companies cannot deduct certain compensation paid to the principal executive officer and certain other executive officers in excess of $1 million per year. However, certain performance-based compensation is not subject to such limitation. The Board is asking stockholders to ratify and approve the 2014 Amphenol Executive Incentive Plan which is designed and is intended to qualify for such performance-based deductibility exception.

3. *Ratification and approval of the First Amended 2009 Stock Purchase and Option Plan for Key Employees of Amphenol and Subsidiaries.* The Board is asking stockholders to approve an amendment to the Company's 2009 Stock Purchase and Option Plan for Key Employees of Amphenol and Subsidiaries to increase by 13,000,000 the number of shares of Common Stock reserved for issuance under such plan. The Board believes granting stock options is a valuable tool contributing to the Company's continuing success.

4. *Advisory vote to approve compensation of named executive officers.* The Board is asking stockholders to approve, on an advisory basis, the compensation of the Company's named executive officers. The Board recommends a FOR vote because it believes the compensation policies and practices of the Company, as described in the Compensation Discussion and Analysis beginning on page 24, are effective in helping to achieve the Company's goals of rewarding leadership excellence and sustained financial and operating performance, aligning the named executive officers' long-term interest with those of the stockholders and motivating these executives to remain with the Company for long and productive careers.

2015 Annual Meeting

Deadline for stockholder proposals to be included in the proxy statement for the 2015 annual meeting of stockholders. . . . . December 29, 2014 stockholder prior to the meeting will be treated as a revocation of the request to the extent of the shares sold and (6) the requesting stockholder's notice must include information (as specified in the amendment to the By-Laws) as to the business proposed to be conducted, as to each nominee (if applicable), and as to the stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is made.

The Company has also continued to engage key stockholders to discuss other important topics, such as compensation practices and programs.

STOCKHOLDER PROPOSALS

Any stockholder desiring to include a proposal in the Company's 2015 Proxy Statement must submit such proposal to the Company. Such proposals must be received by the Company no later than the close of business on December 29, 2014 and must satisfy the requirements under the applicable rules of the SEC. If mailed, proposals should be sent by Certified Mail-Return Receipt Requested to the attention of the Secretary of the Company, 358 Hall Avenue, P.O. Box 5030, Wallingford, Connecticut 06492-7530.

Stockholders of the Company are also entitled by the Company's By-Laws to bring business before the Annual Meeting, including matters not specified in the notice of meeting (other than proposals submitted for inclusion in the Company's proxy material pursuant to Rule 14a-8 of the Exchange Act), by giving timely notice to the Secretary of the Company, 358 Hall Avenue, P.O. Box 5030, Wallingford, Connecticut 06492-7530. Timely notice can be effected by delivering notice that satisfies either of the following time frames. Notice must be delivered not less than 60 days nor more than 90 days prior to the annual meeting, i.e., notice should have been received by the Company no earlier than February 19, 2014 and no later than March 22, 2014. Alternatively, if less than 70 days' notice of the meeting has been given to stockholders, as is the case with the 2014 Annual Meeting, notice of the stockholder's proposal must be received by the Company no later than the tenth day following the mailing of the Proxy Statement. Accordingly, such a notice must be received by the Company by May 8, 2014, and must conform to the requirements of the Company's By-Laws, which stipulate that the proposal must include (i) a description of the business to be brought before the meeting, (ii) the reasons for conducting such business at the annual meeting, (iii) the name and record address of the stockholder together with the number of shares beneficially owned and (iv) a description of any material interest of the stockholder in such business.

Under the current rules of the SEC, a stockholder submitting a proposal is required to be a record or beneficial owner of at least 1% or $2,000 in market value of the Company's Common Stock and to have held such stock for at least one year prior to the date of submission of the proposal, and he or she must continue to own such securities through the date on which the meeting is held.

Exhibit B

Fax from John Chevedden Received on January 1, 2015

[APH: Rule 14a-8 Proposal, December 29, 2014]

Proposal X – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

A shareholder right to act by written consent and to call a special meeting are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle.

A shareholder right to act by written consent is one method to equalize our limited provisions for shareholders to call a special meeting. Delaware law allows 10% of shareholders to call a special meeting. However 25% of Amphenol shareholders are required to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, said Ronald Badie was negatively flagged director due to his director duties at Integrated Electrical Services when it filed for bankruptcy. Furthermore Mr. Badie was on our audit committee. Martin Loeffler (our chairman) and Edward Jepsen (audit committee member) were inside-related directors, a factor which detracts from director independence. Martin Loeffler also had 27-years long-tenure, a factor which further detracts from director independence. GMI said we did not have a fully independent audit committee.

Andrew Lietz, our Lead Director and executive pay member and nomination committee member, was age 75 and had 13-years long-tenure. GMI also said there were multiple related party transactions and other potential conflicts of interest involving Amphenol's board or senior managers should be reviewed in greater depth,

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal X

APH

Post-it® Fax Note 7671	Date	# of pages ▸
To Edward Wetmore	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 203-265-8628	Fax #	

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

The required stock will be held until after the annual meeting. The proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16